EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Fourth Quarter And Full Year 2022 Financial Results

Singapore, March 29 , 2023 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: "The macro environment remained challenging in the fourth quarter, despite these headwinds, our total revenue for the quarter was US$63.9 million, an increase of 15.2% quarter over quarter and 2.7% year over year. Net income attributable to UP Fintech was US$1.2 million this quarter, a significant improvement versus a net loss of US$5.4 million in the same quarter of last year. Our non-GAAP net income attributable to UP Fintech was US$4.5 million, compared to a non-GAAP net income of US$0.1 million in the same quarter of last year.

In the fourth quarter we added 27,300 funded accounts, bringing our yearly total to 108,100, exceeding our yearly guidance of 100,000. The total number of funded accounts at the end of 2022 reached 781,500. Of the newly funded accounts in the fourth quarter, over 90% came from outside Mainland China. We saw US$1.4 billion net asset inflow this quarter, and total account balance increased 8.1% sequentially to US$14.0 billion. Client quality remains strong, the average net asset inflows of new clients in Singapore during the fourth quarter was nearly US$12,000, further increased from prior quarters, demonstrating our growing presence in this key market and unwavering commitment to providing our clients with exceptional services. In addition, the overall average customer acquisition cost (“CAC”) was US$271 in the fourth quarter, decreased 17% quarter over quarter, demonstrating we keep acquiring high quality clients while being prudent with marketing and branding expenses.

We continued to invest in research and development to better serve our users and improve operating efficiency. Building upon our self-clearing capability and fractional shares functions, we launched the recurring investment feature for U.S. equities, specifically designed for long-term investors and those with a fixed investment budget. In Hong Kong, we are able to offer local users with one of the most competitive pricing packages in the industry with user friendly experience.

Our corporate businesses continued to perform well in the fourth quarter of 2022. During this period, we underwrote a total of 17 U.S. and Hong Kong IPOs, bringing the total number of U.S. and Hong Kong IPOs underwritten for the year to 48. According to Wind data, in 2022, we ranked third globally in terms of deal counts for U.S. IPOs underwriting. Additionally, in our ESOP business, we added 26 new clients in the fourth quarter, bringing the total number of ESOP clients served to 419 as of December 31, 2022."

Financial Highlights for Fourth Quarter 2022

•
Total revenues were US$63.9 million, an increase of 2.7% year-over-year and an increase of 15.2% quarter-over-quarter.
•
Total net revenues were US$56.7 million, a decrease of 2.9% year-over-year and an increase of 10.9% quarter-over-quarter.
•
Net income attributable to ordinary shareholders of UP Fintech was US$1.2 million compared to a net loss of US$5.4 million in the same quarter of last year.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$4.5 million, compared to a non-GAAP net income of US$0.1 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Financial Highlights for Fiscal Year 2022

•
Total revenues were US$225.4 million, a 14.8% decrease from 2021.
•
Total net revenues were US$206.7 million, a 16.0% decrease from 2021.
•
Net loss attributable to ordinary shareholders of UP Fintech was US$2.2 million compared to a net income of US$14.7 million in 2021.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech decreased to US$12.7 million from US$24.5 million in 2021.

Operating Highlights as of Year End 2022

•
Total account balance decreased 18.0% year-over-year to US$14.0 billion.
•
Total margin financing and securities lending balance increased 12.6% year-over-year to US$2.0 billion.
•
Total number of customers with deposit increased 16.1% year-over-year to 781,500.

Selected Operating Data for Fourth Quarter 2022

	As of and for the three months ended
	December 31,	September 30,	December 31,
	2021	2022	2022
In 000's
Number of customer accounts	1,845.9	1,970.4	2,008.0
Number of customers with deposits	673.4	754.1	781.5
Number of options and futures contracts traded	8,200.3	7,704.5	7,432.3
In USD millions
Trading volume	85,896.3	78,161.3	68,541.9
Trading volume of stocks	33,302.9	23,522.4	20,453.4
Total account balance	17,082.5	12,958.9	14,005.3

Fourth Quarter 2022 Financial Results

REVENUES

Total revenues were US$63.9 million, an increase of 2.7% from US$62.2 million in the same quarter of last year.

Commissions were US$24.9 million, a decrease of 16.5% from US$29.9 million in the same quarter of last year, due to a decrease in trading volume and market activities.

Financing service fees were US$2.7 million, an increase of 17.6% from US$2.3 million in the same quarter of last year, primarily due to increased interest rates.

Interest income was US$30.4 million, an increase of 50.2% from US$20.3 million in the same quarter of last year, due to the increase in margin financing and securities lending activities and interest income from bank deposits driven by higher interest rates.

Other revenues were US$5.8 million, a decrease of 40.7% from US$9.8 million in the same quarter of last year, primarily due to the slowdown in underwriting related business, currency exchange service and advertising service.

Interest expense was US$7.2 million, an increase of 87.6% from US$3.8 million in the same quarter of last year, primarily due to increased interest rates.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$50.9 million, a decrease of 21.5% from US$64.9 million in the same quarter of last year.

Execution and clearing expenses were US$4.0 million, a decrease of 41.5% from US$6.9 million in the same quarter of last year due to cost savings from our U.S. self-clearing business and lower trading volume.

Employee compensation and benefits expenses were US$24.5 million, a decrease of 13.7% from US$28.4 million in the same quarter of last year, as we adjusted our headcount in response to challenges arising from market backdrop.

Occupancy, depreciation and amortization expenses were US$2.0 million, an increase of 12.3% from US$1.8 million in the same quarter of last year due to increase in overseas office space and relevant leasehold improvements.

Communication and market data expenses were US$7.1 million, a decrease of 8.7% from US$7.7 million in the same quarter of last year due to IT service fees that occurred in that quarter of last year.

Marketing and branding expenses were US$7.4 million, a decrease of 36.2% from US$11.6 million in the same quarter of last year, as we slowed down marketing campaign due to weaker market backdrop.

General and administrative expenses were US$5.9 million, a decrease of 30.5% from US$8.5 million in the same quarter of last year due to a professional service fee and consulting expense resulting from business expansion occurred in that quarter of last year.

NET INCOME/LOSS attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$1.2 million, as compared to a net loss of US$5.4 million in the same quarter of last year. Net income per ADS – diluted was US$0.008, as compared to a net loss per ADS – diluted of US$0.036 in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation, impairment loss from long-term investments and fair value change from convertible bonds, was US$4.5 million, as compared to a US$0.1 million non-GAAP net income attributable to ordinary shareholders of UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.029 as compared to a non-GAAP net loss per ADS – diluted of US$0.000 in the same quarter of last year.

For the fourth quarter of 2022, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 155,382,549. As of December 31, 2022, the Company had a total of 2,319,014,789 Class A and B ordinary shares outstanding, or the equivalent of 154,600,986 ADSs.

Full Year 2022 Financial Results

REVENUES

Total revenues were US$225.4 million, representing a decrease of 14.8% from US$264.5 million in 2021.

Commissions were US$108.1 million, a 26.5% decrease from US$147.2 million in 2021, mainly due to a decrease in trading volume and market activities.

Financing service fees were US$7.9 million, down 14.7% from US$9.3 million in 2021, primarily due to the decrease in margin financing and securities lending activities offsetting increased interest rates.

Interest income was US$85.2 million, up 21.1% from US$70.3 million in 2021. This was primarily due to increased interest rates and the increase in interest income from bank deposits.

Other revenues were US$24.2 million, a decrease of 35.8% from US$37.7 million in 2021. The decrease was primarily due to the slowdown in underwriting related business and currency exchange service.

Interest expense was US$18.7 million, an increase of 1.6% from US$18.4 million in 2021, primarily due to increased interest rates offsetting cost savings from self-clearing and a slowdown of Hong Kong IPO financing.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$205.0 million, a decrease of 10.3% from US$228.5 million in 2021.

Execution and clearing expenses were US$15.6 million, a decrease of 49.9% from US$31.1 million in 2021, due to more self-clearing of US cash equities and options.

Employee compensation and benefits expenses were US$101.7 million, an increase of 16.7% from US$87.2 million in 2021, primarily due to a global headcount increase compared to 2021.

Occupancy, depreciation and amortization expenses were US$9.0 million, an increase of 46.9% from US$6.1 million in 2021, due to an increase in overseas office space and relevant leasehold improvements.

Communication and market data expenses were US$27.1 million, an increase of 22.7% from US$22.1 million in 2021, due to rapid user growth and expanded market data coverage.

Marketing and branding expenses were US$33.1 million, a decrease of 44.1% from US$59.3 million in 2021 as we slowed down marketing campaign due to weaker market backdrop.

General and administrative expenses were US$18.3 million, a decrease of 19.3% from US$22.7 million in 2021, primarily due to professional service fee and consulting expense resulting from business expansion occurred in last year.

NET INCOME/LOSS attributable to ordinary shareholders of UP Fintech

Net loss attributable to ordinary shareholders of UP Fintech was US$2.2 million, as compared to a net income of US$14.7 million in 2021. Net loss per ADS-diluted was US$0.014, as compared to a net income of US$0.094 in 2021.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation, impairment loss from equity investments and fair value change from convertible bonds, was US$12.7 million, as compared to US$24.5 million in 2021. Non-GAAP net income per ADS-diluted was US$0.082 as compared to US$0.157 in 2021.

CERTAIN OTHER FINANCIAL ITEMS

As of December 31, 2022, the Company's cash and cash equivalents and term deposits were US$278.6 million, compared to US$272.1 million as of December 31, 2021.

As of December 31, 2022, the allowance balance of receivables from customers was US$0.7 million compared to US$0.5 million as of December 31, 2021, which was due to an increase in our user base and stock price fluctuation.

Changes of Operating Data Disclosure:

For the purpose of providing more relevant information to facilitate investors’ understanding of our business, the Company had determined to provide the number of contracts traded of options and futures on a quarterly basis starting from the first quarter ended March 31, 2022. Historically, the Company had disclosed total trading volume of stocks, options and futures (notional volume) on an aggregate basis. Beginning in the first quarter of 2022, the Company began disclosing the trading volume of stocks on a stand-alone basis and the number of contracts traded of options and futures. As a result of this change, our trading volume as reported for prior quarters will be retrospectively recast to represent trading volume of stocks on a stand-alone basis in addition to trading volume on an aggregate basis. The effect of this recast is illustrated in the table below:

	As of and for the three months ended
	December 31,	September 30,	December 31,
	2021	2022	2022
In USD millions
Historic presentation: trading volume	85,896.3	78,161.3	68,541.9
New presentation: trading volume of stocks	33,302.9	23,522.4	20,453.4

We have adopted this change because our management has determined that the number of options and futures contracts traded is a more relevant metric for understanding and managing our business than the trading volume of options and futures presented on an aggregate basis with trading volume of stocks. In future disclosures of our earnings, we expect to report trading volume of stocks and the number of options and futures contracts traded in lieu of aggregate trading volume. This change did not affect previously disclosed operating data other than as described above.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on March 29, 2023, U.S. Eastern Time (8:00 PM on March 29, 2023 Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before they may receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link: https://register.vevent.com/register/BI472a59725b704a3bb965b7f04666ab74

It will automatically lead to the registration page of "UP Fintech Holding Limited Fourth Quarter and Full Year 2022 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech as net loss or income attributable to ordinary shareholders of UP Fintech excluding share-based compensation, impairment loss from long-term investments and fair value change from convertible bonds. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation, impairment loss from long-term investments and fair value change from convertible bonds. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation, impairment loss from long-term investments and fair value change from convertible bonds have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss or income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 28, 2022. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars ("US$"))

	As of December 31,	As of December 31,
	2021	2022
	US$	US$
Assets:
Cash and cash equivalents	269,057,708	277,660,847
Cash-segregated for regulatory purpose	1,431,827,247	1,678,067,682
Term deposits	3,044,461	945,533
Receivables from customers (net of allowance of US$518,741 and US$696,508 as of December 31, 2021 and December 31, 2022)	664,657,453	644,691,190
Receivables from brokers, dealers, and clearing organizations:
Related parties	804,639,024	—
Others	75,143,153	956,945,581
Financial instruments held, at fair value	3,902,987	162,535,184
Prepaid expenses and other current assets	16,051,623	12,963,375
Amounts due from related parties	2,947,871	4,769,475
Total current assets	3,271,271,527	3,738,578,867
Non-current assets:
Right-of-use assets	6,613,520	13,960,092
Property, equipment and intangible assets, net	14,031,652	16,504,065
Goodwill	2,492,668	2,492,668
Long-term investments	9,777,844	7,928,499
Other non-current assets	4,973,085	4,773,925
Deferred tax assets	12,258,360	13,122,272
Total non-current assets	50,147,129	58,781,521
Total assets	3,321,418,656	3,797,360,388
Current liabilities:
Payables to customers	2,509,492,814	2,996,405,447
Payables to brokers, dealers and clearing organizations:
Related parties	170,338,199	—
Others	499,978	138,620,746
Accrued expenses and other current liabilities	33,746,177	37,777,749
Deferred income-current	1,213,647	1,800,298
Lease liabilities-current	2,610,041	5,490,079
Amounts due to related parties	2,039,287	461,704
Total current liabilities	2,719,940,143	3,180,556,023
Convertible bonds
Related parties	25,330,766	—
Others	123,510,910	154,337,483
Deferred income-non-current	1,382,091	388,423
Lease liabilities- non-current	3,092,913	8,390,077
Deferred tax liabilities	1,535,965	2,059,748
Total liabilities	2,874,792,788	3,345,731,754
Mezzanine equity
Subscriptions receivable from redeemable non-controlling interests	—	(43,496)
Redeemable non-controlling interest	—	4,685,238
Total Mezzanine equity	—	4,641,742
Shareholders’ equity:
Class A ordinary shares	20,599	22,213
Class B ordinary shares	2,221	976
Additional paid-in capital	484,335,291	495,705,684
Statutory reserve	3,562,888	6,171,627
Accumulated deficit	(45,788,131)	(50,366,734)
Treasury Stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive income (loss)	6,665,819	(2,231,411)
Total UP Fintech shareholders' equity	446,625,868	447,129,536
Non-controlling interests	—	(142,644)
Total equity	446,625,868	446,986,892
Total liabilities, mezzanine equity and equity	3,321,418,656	3,797,360,388

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars ("US$"), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended			For the years ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2022	2022	2021	2022
	US$	US$	US$	US$	US$
Revenues(a):
Commissions	29,859,784	24,501,996	24,929,536	147,198,648	108,118,464
Interest related income
Financing service fees	2,281,978	2,145,245	2,682,657	9,268,819	7,903,057
Interest income	20,267,624	24,798,274	30,442,796	70,335,156	85,150,424
Other revenues	9,785,272	3,960,860	5,799,368	37,685,539	24,193,602
Total revenues	62,194,658	55,406,375	63,854,357	264,488,162	225,365,547
Interest expense(a)	(3,831,380)	(4,300,550)	(7,187,936)	(18,378,823)	(18,668,523)
Total Net Revenues	58,363,278	51,105,825	56,666,421	246,109,339	206,697,024
Operating costs and expenses:
Execution and clearing(a)	(6,868,211)	(3,221,630)	(4,021,314)	(31,143,578)	(15,607,914)
Employee compensation and benefits	(28,366,044)	(24,158,644)	(24,479,754)	(87,160,214)	(101,749,440)
Occupancy, depreciation and amortization	(1,800,886)	(2,476,021)	(2,021,735)	(6,134,991)	(9,013,467)
Communication and market data(a)	(7,733,877)	(6,525,131)	(7,062,603)	(22,121,263)	(27,138,244)
Marketing and branding	(11,594,222)	(7,397,094)	(7,401,281)	(59,264,634)	(33,121,767)
General and administrative	(8,527,769)	(3,512,556)	(5,930,497)	(22,705,839)	(18,332,557)
Total operating costs and expenses	(64,891,009)	(47,291,076)	(50,917,184)	(228,530,519)	(204,963,389)
Other income (expense):
Fair Value Change from convertible bonds(a)	—	—	—	4,194,848	—
Others, net	195,214	1,165,814	(2,122,058)	(2,719,196)	298,150
Income (loss) before income tax	(6,332,517)	4,980,563	3,627,179	19,054,472	2,031,785
Income tax benefits (expenses)	953,401	(1,720,070)	(2,378,919)	(4,363,771)	(4,288,665)
Net income (loss)	(5,379,116)	3,260,493	1,248,260	14,690,701	(2,256,880)
Less: net loss attributable to non-controlling interests	—	(75,979)	(53,236)	—	(129,215)
Accretion of redeemable non-controlling interests to redemption value	—	—	(58,776)	—	(58,776)
Net income (loss) attributable to ordinary shareholders of UP Fintech	(5,379,116)	3,336,472	1,242,720	14,690,701	(2,186,441)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale investments	—	—	(502,903)	1,899,605	(768,590)
Changes in cumulative foreign currency translation adjustment	1,519,564	(6,047,049)	3,470,152	1,839,022	(8,130,208)
Total Comprehensive income (loss)	(3,859,552)	(2,786,556)	4,215,509	18,429,328	(11,155,678)
Less: comprehensive loss attributable to non-controlling interests	—	(73,186)	(57,597)	—	(130,783)
Accretion of redeemable non-controlling interests to redemption value	—	—	(58,776)	—	(58,776)
Total Comprehensive income (loss) attributable to ordinary shareholders of Up Fintech	(3,859,552)	(2,713,370)	4,214,330	18,429,328	(11,083,671)
Net income (loss) per ordinary share:
Basic	(0.002)	0.001	0.001	0.007	(0.001)
Diluted	(0.002)	0.001	0.001	0.006	(0.001)
Net income (loss) per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	(0.036)	0.022	0.008	0.100	(0.014)
Diluted	(0.036)	0.021	0.008	0.094	(0.014)
Weighted average number of ordinary shares used in calculating net loss per ordinary share:
Basic	2,266,866,528	2,298,890,869	2,303,576,341	2,205,186,257	2,295,154,791
Diluted	2,266,866,528	2,424,940,484	2,330,738,240	2,335,717,204	2,295,154,791

(a)
Includes the following revenues, costs and expenses resulting from transactions with related parties as follow:

	For the three months ended			For the years ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2022	2022	2021	2022
	US$	US$	US$	US$	US$
Revenues:
Commissions	4,865,912	993	9,582	30,446,244	4,001,833
Interest related income
Financing service fees	2,281,978	—	—	9,268,819	1,329,490
Interest income	6,696,241	32,805	36,439	31,776,764	4,795,119
Other revenues	2,847,951	—	—	15,556,298	1,805,126
Interest expense	(2,848,865)	—	—	(13,938,263)	(2,056,556)
Execution and clearing	(3,348,491)	—	—	(17,510,426)	(1,751,505)
Communication and market data	(25,000)	(46,200)	(34,650)	(94,333)	(135,117)
Fair Value Change from convertible bonds	—	—	—	2,860,123	—

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars ("US$"), except for number of ADSs and per ADS data)

	For the three months ended December 31, 2021				For the three months ended September 30, 2022				For the three months ended December 31, 2022
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		5,455,318	(1)			3,298,276	(1)			3,101,266	(1)
		—	(2)			—	(2)			175,000	(2)
Net income (loss) attributable to ordinary shareholders of UP Fintech	(5,379,116)	5,455,318		76,202	3,336,472	3,298,276		6,634,748	1,242,720	3,276,266		4,518,986

Net income (loss) per ADS - diluted	(0.036)			0.000	0.021			0.041	0.008			0.029
Weighted average number of ADSs used in calculating diluted net income (loss) per ADS	151,124,435			161,049,884	161,662,699			161,662,699	155,382,549			155,382,549
(1)
Share-based compensation.
(2)
Impairment loss from long-term investments.

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures
(All amounts in U.S. dollars ("US$"), except for number of ADSs and per ADS data)

	For the year ended December 31, 2021				For the year ended December 31, 2022
		non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		13,370,377	(1)			14,213,841	(1)
		600,000	(2)			647,605	(2)
		(4,194,848)	(3)			—	(3)
Net income (loss) attributable to ordinary shareholders of UP Fintech	14,690,701	9,775,529		24,466,230	(2,186,441)	14,861,446		12,675,005

Net income (loss) per ADS - diluted	0.094			0.157	(0.014)			0.082
Weighted average number of ADSs used in calculating diluted net income (loss) per ADS	155,714,480			155,714,480	153,010,319			154,915,803

(1)
Share-based compensation.
(2)
Impairment loss from long-term investments.
(3)
Fair value change from convertible bonds.